Alcon Reports First Quarter 2020 Results

•	Solid first quarter sales of $1.8 billion, an increase of 3%, or 4% constant currency

•	Successful launch of PATADAY strengthens Alcon's leadership in the US OTC allergy market

•	Decline in global demand for surgical procedures will negatively impact second quarter results

•	Focus on associate safety, business continuity and financial flexibility

Geneva, May 12, 2020 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three months ended March 31, 2020. For the first quarter of 2020, worldwide sales were $1.8 billion, an increase of 3% on a reported basis and an increase of 4% on a constant currency basis(2), as compared to the same quarter of the previous year. First quarter 2020 diluted losses per share were $0.12 and core diluted earnings per share were $0.45.
First quarter 2020 key figures

	Three months ended March 31
	2020	2019
Net sales ($ millions)	1,822	1,777
Operating margin (%)	(1.5)%	(2.7)%
Core operating margin (%)(1)	16.6%	17.7%
(Loss) per share ($)	(0.12)	(0.22)
Core diluted earnings per share ($)(1)	0.45	0.51

"Our first quarter reflects the solid underlying growth prospects of our business," said David Endicott, Chief Executive Officer. "We saw strong sales growth in both franchises during the first two months of the year, led by key growth brands and new product launches. However, as the COVID-19 outbreak spread worldwide, the widespread shutdowns negatively impacted demand by mid-March."

Mr. Endicott continued, “As we navigate these challenging conditions, we remain focused on the safety of our associates and supporting our customers. To help contribute to our community safety, our associates are producing personal protective equipment and hand sanitizers for first responders, which is a testament to the resourcefulness of our people. Lastly, we are taking decisive actions to maintain our global supply chain and control our expenses and cash flow. Although we expect a significant impact on second quarter results, the prudent actions we are taking will prepare us for recovery and preserve the ability to pursue our long-term goals."

First Quarter 2020 Results
Worldwide sales for the first quarter were $1.8 billion, an increase of 3%, or 4% on a constant currency basis, compared to the first quarter of 2019. Sales growth was driven by the Company's key growth platforms within the Surgical and Vision Care segments: AT-IOLs, DAILIES TOTAL1 contact lenses and SYSTANE COMPLETE eye drops. Also contributing to the solid performance in the quarter was the new launch of PATADAY for ocular allergies, which switched from prescription to over the counter in the US. Strong top-line growth in January and February absorbed the sharp decline in late March as the COVID-19 outbreak affected the US and European markets.

The following table highlights net sales by segment for the first quarter of 2020:

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(2)

Surgical
Implantables	310	285	9	10
Consumables	519	551	(6)	(4)
Equipment/other	155	164	(5)	(3)
Total Surgical	984	1,000	(2)	—
Vision Care
Contact lenses	502	498	1	2
Ocular health	336	279	20	23
Total Vision Care	838	777	8	10
Net sales to third parties	1,822	1,777	3	4
Surgical revenues impacted by COVID-19
Surgical net sales of $984 million, which include implantables, consumables and equipment/other, decreased 2%, or flat on a constant currency basis compared to the first quarter 2019. Solid growth in the implantables subcategory offset the decline in consumables and equipment/other. Strong demand for PANOPTIX, which launched last year in the US and Japan, and solid growth in service revenues were offset by a lower rate of surgical procedures due to the COVID-19 pandemic, which negatively affected the demand for consumables and equipment.

Vision Care posted double-digit cc growth
Vision Care net sales of $838 million, which include contact lenses and ocular health, increased 8%, or 10% on a constant currency basis compared to first quarter of 2019. Sales were driven by solid demand for DAILIES TOTAL1, launch momentum for PRECISION1, stocking related demand in ocular health products, and the successful launch of PATADAY allergy drops in advance of the US spring allergy season.

Core operating income
First quarter 2020 operating loss was $28 million, which includes charges of $259 million from the amortization of certain intangible assets, $71 million of separation costs and $7 million of transformation program costs. Excluding these and other adjustments, first quarter 2020 core operating income was $302 million, which includes $19 million in provisions related to COVID-19. First quarter core operating margin of 16.6% decreased by 110 bps, including an unfavorable impact of 50 bps from foreign exchange, as well as planned increases in research and development projects, compared to the first quarter of 2019.

Diluted loss/earnings per share (EPS)
First quarter 2020 diluted losses per share were $0.12. Core diluted earnings per share were $0.45 for the first quarter, including $0.04 per share of interest on financial borrowings.

Balance sheet highlights
The Company ended the first quarter with a cash position of $760 million. Debt totaled $3.5 billion as of March 31, 2020, including $1.5 billion in borrowings executed immediately prior to the Spin-Off and $2.0 billion in senior notes issued in September 2019. The Company ended the first quarter with a net debt(3) position of $2.7 billion to refinance certain pre Spin-off borrowings. The Company continues to have $1 billion available in its existing revolving credit facility as of May 12, 2020.

Financial Outlook
Due to the uncertain scope and duration of the ongoing COVID-19 outbreak, the Company is unable to provide an estimate for financial results for the full year 2020.

The Company is actively managing working capital, cash flow and expenses and prioritizing capital allocation needs to preserve liquidity. In addition, the Company is focused on inventory management and preparing its commercial programs to support customer and patient needs as markets reopen.

While second quarter results will be negatively impacted by the health crisis, given the critical nature of eye care, customer demand is expected to resume when underlying conditions normalize and gradually lead to an improvement in the back half of the year.

To learn more about Alcon's efforts in COVID-19, read our statement on alcon.com.

Webcast and Conference Call Instructions
The Company will host a conference call on May 13 at 2:00 p.m. Central European Time / 8 a.m. Eastern Time to discuss its first quarter 2020 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.

The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, https://investor.alcon.com/financials/quarterly-results/, at the beginning of the conference, or by clicking on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2020/Alcons-First-Quarter-2020-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-3)

(1)
Core results, such as core operating margin and core EPS, are non-IFRS measures.  For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.

(2)
Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the prior year and comparing them to prior year values in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

(3)
Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global economic, financial, legal, tax, political, and social change; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; its reliance on sole or limited sources of supply; ability to service its debt obligations; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; the effects of litigation, including product liability lawsuits; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; data breaches; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property

This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, constant currencies, net (debt)/liquidity, and free cash flow.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss (FVPL), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:

•	the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and

•	the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net liquidity/(debt)
Alcon defines net liquidity/(debt) as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net liquidity/(debt) is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
First quarter 2020 net sales by region

	Three months ended March 31
($ millions unless indicated otherwise)	2020		2019

United States	792	43%	737	41%
International	1,030	57%	1,040	59%
Net sales to third parties	1,822	100%	1,777	100%

Consolidated income statement (unaudited)

	Three months ended March 31
($ millions except (loss) per share)	2020	2019
Net sales to third parties	1,822	1,777
Other revenues	19	47
Net sales and other revenues	1,841	1,824
Cost of net sales	(952)	(925)
Cost of other revenues	(17)	(47)
Gross profit	872	852
Selling, general & administration	(677)	(656)
Research & development	(139)	(146)
Other income	9	12
Other expense	(93)	(110)
Operating (loss)	(28)	(48)
Interest expense	(31)	(9)
Other financial income & expense	(10)	(8)
(Loss) before taxes	(69)	(65)
Taxes	12	(44)
Net (loss)	(57)	(109)

(Loss) per share
Basic	(0.12)	(0.22)
Diluted	(0.12)	(0.22)

Weighted average number of shares outstanding (millions)(1)
Basic	488.6	488.2
Diluted	488.6	488.2

(1)	For periods prior to the spin-off, the denominator for basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the Spin-Off.

Balance sheet highlights

($ millions)	March 31, 2020	December 31, 2019
Cash and cash equivalents	760	822
Current financial debts	296	261
Non-current financial debts	3,157	3,218

Free cash flow
The following is a summary of Alcon free cash flow for the three months ended March 31, 2020 and 2019, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2020	2019

Net cash flows from operating activities	30	30
Purchase of property, plant & equipment	(90)	(99)
Free cash flow	(60)	(69)

Net (debt)/liquidity

($ millions)	At March 31, 2020

Current financial debt	(296)
Non-current financial debt	(3,157)
Total financial debt	(3,453)

Less liquidity:
Cash and cash equivalents	760
Derivative financial instruments	1
Total liquidity	761
Net (debt)	(2,692)

Reconciliation of IFRS to Core Results
Three months ended March 31, 2020

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of Intangible Assets(1)	Impairments(2)	Separation Costs(3)	Transformation Costs(4)	Other Items(5)	Core Results
Gross profit	872	252	16	3	—	(10)	1,133
Selling, general & administration	(677)	—	—	3	—	—	(674)
Research & development	(139)	7	—	—	—	(20)	(152)
Other income	9	—	—	—	—	—	9
Other expense	(93)	—	—	65	7	7	(14)
Operating (loss)/income	(28)	259	16	71	7	(23)	302
(Loss)/income before taxes	(69)	259	16	71	7	(23)	261
Taxes(6)	12	(44)	(4)	(13)	(1)	8	(42)
Net (loss)/income	(57)	215	12	58	6	(15)	219
Basic (loss)/earnings per share	(0.12)						0.45
Diluted (loss)/earnings per share	(0.12)						0.45
Basic - weighted average shares outstanding(7)	488.6						488.6
Diluted - weighted average shares outstanding(7)	488.6						491.2

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(4)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(5)
Gross profit includes fair value adjustments of contingent consideration liabilities. Research & development includes a $34 million fair value adjustment of a contingent consideration liability partially offset by $14 million in amortization of option rights. Other expense primarily includes fair value adjustments of a financial asset.

(6)
Total tax adjustments of $54 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $330 million totaled $64 million with an average tax rate of 19.4%.

Core tax adjustments for discrete items totaled $10 million, primarily related to tax expense from the delayed spin of a legal entity.

(7)
Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

Reconciliation of IFRS to Core Results (continued)
Three months ended March 31, 2019

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of Intangible Assets(1)	Separation Costs(2)	Transformation Costs(3)	Legal Items(4)	Other Items(5)	Core Results
Gross profit	852	250	—	—	—	8	1,110
Selling, general & administration	(656)	—	—	—	—	7	(649)
Research & development	(146)	5	—	—	—	7	(134)
Other income	12	—	—	—	—	(3)	9
Other expense	(110)	—	—	—	32	56	(22)
Operating (loss)/income	(48)	255	—	—	32	75	314
(Loss)/income before taxes	(65)	255	—	—	32	75	297
Taxes(6)	(44)	(34)	—	—	(8)	36	(50)
Net (loss)/income	(109)	221	—	—	24	111	247
Basic (loss)/earnings per share	(0.22)						0.51
Diluted (loss)/earnings per share	(0.22)						0.51
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						488.2

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(4)	Includes legal settlement costs and certain external legal fees.

(5)
Gross Profit and Selling, general & administration include spin readiness costs. Research & development includes $17 million amortization of option rights and expenses for integration of recent acquisitions, partially offset by a $10 million fair value adjustment of a contingent consideration liability. Other income and expense primarily includes spin readiness costs.

(6)
Total tax adjustments of $6 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $362 million totaled $57 million with an average tax rate of 15.7%.

Core tax adjustments for discrete items totaled $51 million and primarily include tax expense related to rate changes in the US following legal entity reorganizations executed related to the Spin-off partially offset by net changes in uncertain tax positions.

(7)	For periods prior to the Spin-off, the denominator for both core basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the Spin-off.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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